UNITES STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   SCHEDULE TO
                                  (RULE14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.2)
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                              GAMCO INVESTORS, INC.
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                       (Name of Subject Company (Issuer))

                              GAMCO INVESTORS, INC.
                  (Name of Filing Person (Identifying Status as
                        Offeror, Issuer or Other Person))

                               OPTIONS TO PURCHASE
                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                        GRANTED PURSUANT TO CERTAIN PLANS
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                         (Title of Class of Securities)

                                    361438104
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                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                              James E. McKee, Esq.
                  Vice President, General Counsel and Secretary
                              GAMCO INVESTORS, INC.
                    One Corporate Center, Rye, New York 10580
                            Telephone: (914) 921-3700
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            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a Copy to:
                               Richard Prins, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                   Four Times Square, New York, New York 10036
                            Telephone: (212) 735-3000

                            CALCULATION OF FILING FEE
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                  TRANSACTION VALUATION*          AMOUNT OF FILING FEE**
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                        $13,274,092                     $1,562.36
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--------------------
* Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 737,625 shares of class A common stock of GAMCO Investors, Inc. will be purchased pursuant to this offer for an aggregate of $13,274,092 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended and Fee Advisory No. 6 for fiscal year 2005 issued by the Securities and Exchange Commission on December 9, 2004 equals $117.70 per million dollars of the value of the transaction.

** A portion of the filing fee has been offset by the amount of the filing fee previously paid by GAMCO Investors, Inc., formerly known as Gabelli Asset Management Inc., as described below. This previously paid filing fee in the amount of $1,505.67 related to a transaction valuation of $12,792,421. An additional filing fee in the amount of $56.69 has been paid by applying a portion of the amount remaining in GAMCO Investors, Inc.'s account to cover the increase in the transaction valuation from $12,792,421 to $13,274,092.


     [X] Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,505.67   Filing Party: GABELLI ASSET MANAGEMENT INC.
                        ----------                -----------------------------
Form or Registration No.: SC TO-I   Date Filed:   AUGUST 19, 2005
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


     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on August 19, 2005, as amended by Amendment No. 1 thereto on September 7, 2005, by Gabelli Asset Management Inc., a New York corporation (the "Company") in connection with its offer to purchase all outstanding options to purchase shares of class A common stock of the Company, granted under the 1999 and 2002 Stock Award and Incentive Plans for an amount in cash by which $44.34 exceeds the exercise price of each tendered option. On August 26, 2005, the Company filed an amendment to its certificate of incorporation changing its name to GAMCO Investors, Inc. The tender offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2005 and filed as Exhibit (a)(1)(A) to the Schedule TO, as supplemented by the Supplement, dated September 20, 2005, and attached hereto as Exhibit (a)(1)(D) (the "Offer to Purchase") and in the related Amended and Restated Letter of Transmittal, attached hereto as Exhibit (a)(1)(E). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. This Amendment No. 2 is being filed on behalf of the Company. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13-4(c)(3) of the Securities Exchange Act of 1934, as amended.

         The information set forth in the Offer to Purchase and the related Amended and Restated Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent expressly provided herein.

ITEM 11.

         (b)(i) On September 20, 2005, the Company announced the extension of the expiration date of the tender offer and an increase in the purchase price. The Company has extended the expiration date of the tender offer from 5:00 P.M., New York City time, on Monday, September 19, 2005 to 5:00 P.M., New York City time, on Tuesday, October 4, 2005, and has increased the price at which option holders may tender their options such that option holders may now tender their options for purchase by the Company at a price by which $45.35 exceeds the exercise price of each tendered option.

         The Offer to Purchase and Letter of Transmittal which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are being amended and/or supplemented by the documents filed herewith as Exhibits (a)(1)(D) and (a)(1)(E), respectively.

         (b)(ii) On September 20, 2005, the Company distributed an email to all option holders announcing the extension of the expiration date of the tender offer and the increase in the purchase price. This email was also distributed in paper format via the Company's inter-office mail system. A copy of this email is filed herewith as Exhibit (a)(1)(F).

         (b)(iii) All option holders who previously tendered options will receive the new amount of consideration being offered. In addition, all previously tendered options and newly tendered options may be withdrawn during the extension period.



ITEM 12

EXHIBIT NUMBER             DESCRIPTION


(a) (1) (A)   Offer to Purchase, dated August 19, 2005*

(a) (1) (B)   Letter of Transmittal*

(a) (1) (C)   Letter to Option Holders*

(a) (1) (D)   Supplement to the Offer Purchase, dated September 20, 2005

(a) (1) (E)   Amended and Restated Letter of Transmittal

(a) (1) (F)   Email to Option Holders, dated September 20, 2005

(a) (2)       Not applicable

(a) (3)       Not applicable

(a) (4)       Not applicable

(b)           Not applicable

(d) (1) Gabelli Asset Management Inc. 1999 Stock Award and Incentive Plan (incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023), filed with the Securities and Exchange Commission on February 10, 1999)*

(d) (2)       Gabelli Asset Management Inc. 2002 Stock Award and Incentive
              Plan (incorporated by reference to Exhibit A to the Company's Proxy Statement on Form 14A, dated April 30, 2002, filed with the Securities and Exchange Commission on April 30, 2002)*

(g)           Not applicable

(h)           Not applicable


* Previously filed.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       GAMCO INVESTORS, INC.



                                       By:    Michael R. Anastasio Jr.
                                       -------------------------------
                                       Name:  Michael R. Anastasio Jr.
                                       Title: Vice President and Chief
                                              Financial Officer


Dated: September 20, 2005

                                  EXHIBIT INDEX


EXHIBIT NUMBER             DESCRIPTION


(a) (1) (A)   Offer to Purchase, dated August 19, 2005*

(a) (1) (B)   Letter of Transmittal*

(a) (1) (C)   Letter to Option Holders*

(a) (1) (D)   Supplement to the Offer Purchase, dated September 20, 2005

(a) (1) (E)   Amended and Restated Letter of Transmittal

(a) (1) (F)   Email to Option Holders, dated September 20, 2005

(a) (2)       Not applicable

(a) (3)       Not applicable

(a) (4)       Not applicable

(b)           Not applicable

(d) (1) Gabelli Asset Management Inc. 1999 Stock Award and Incentive Plan (incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023), filed with the Securities and Exchange Commission on February 10, 1999)*

(d) (2)       Gabelli Asset Management Inc. 2002 Stock Award and Incentive
              Plan (incorporated by reference to Exhibit A to the Company's Proxy Statement on Form 14A, dated April 30, 2002, filed with the Securities and Exchange Commission on April 30, 2002)*

(g)           Not applicable

(h)           Not applicable


* Previously filed.

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